SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           EL PASO ENERGY CORPORATION
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $3.00 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    283905107
                  ---------------------------------------------
                                 (CUSIP Number)

                             William A. Smith, Esq.
                                   Sonat Inc.
                               AmSouth-Sonat Tower
                            Birmingham, Alabama 35203
                                 (205) 325-3800
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                              Seth A. Kaplan, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                              New York, N.Y. 10019
                                 (212) 403-1000


                                 March 13, 1999
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

------------                                                  ------------------
CUSIP No.
283905107                     SCHEDULE 13D                    Page 2 of 15 Pages
------------                                                  ------------------

--------------------------------------------------------------------------------
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Sonat  Inc.
     63-0647939
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
 3   SEC Use Only
--------------------------------------------------------------------------------
 4   Sources of Funds (See Instructions)

     WC; OO
--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required Pursuant    / /
     to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
           7   Sole Voting Power
Number         24,349,638
   of
          ----------------------------------------------------------------------
 Shares    8   Shared Voting Power
Beneficially   -0-
          ----------------------------------------------------------------------
Owned By   9   Sole Dispositive Power
  Each         24,349,638
          ----------------------------------------------------------------------
Reporting  10  Shared Dispositive Power
 Person        -0-
  With
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person
                24,349,638
--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes Certain   / /
          Shares (See Instructions)
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                16.6%
--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
                HC, CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

            This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $3.00 per share ("El Paso Common Stock"), of El Paso Energy Corporation, a Delaware corporation ("El Paso"). The principal executive offices of El Paso are located at the El Paso Energy Building, 1001 Louisiana Street, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by Sonat Inc., a Delaware corporation ("Sonat"). Sonat is a diversified energy company engaged in exploration and production of oil and natural gas, interstate transmission of natural gas, and energy services. Sonat's principal executive offices are located at the AmSouth-Sonat Tower, Birmingham, Alabama 35203.

            Each executive officer and each director of Sonat is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Sonat are set forth in Annex I to this
Schedule 13D, which is incorporated herein by reference.

            During the last five years, neither Sonat nor, to the best knowledge of Sonat, any of the persons listed on Annex I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sonat or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As more fully described in Item 4 hereof, Sonat and El Paso have entered into a Stock Option Agreement, dated as of March 13, 1999 (the "El Paso Stock Option Agreement"), pursuant to which El Paso has, among other things, granted to Sonat an option (the "El Paso Option") to acquire shares of El Paso Common Stock as described below. If the conditions precedent were satisfied to permit Sonat to exercise its option to purchase shares of El Paso Common Stock pursuant to the El Paso Stock Option Agreement and Sonat so exercised the El Paso Option, Sonat currently anticipates that Sonat would obtain the funds for the purchase from general funds available to Sonat and its affiliates and/or by borrowing from parties whose identity is not yet known. As further described in
Item 4 hereof, under certain circumstances, Sonat can perform a cashless exercise of the El Paso Option.

            No funds were used in connection with the entering into the Merger Agreement (as defined in Item 4 below) or the El Paso Stock Option Agreement.

ITEM 4.  PURPOSE OF TRANSACTION.

      THE MERGER AGREEMENT

            On March 13, 1999, Sonat and El Paso entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for, among other things, the merger of El Paso and Sonat, with El Paso continuing as the surviving corporation (the "Parent Merger"). Under the terms of the Merger Agreement, each share of Sonat common stock, par value $1.00 per share ("Sonat Common Stock"), issued and outstanding at the effective time of the Parent Merger, the Alternative Merger or the Revised Merger (each as defined below) (the "Effective

Time") will be exchanged for one share of El Paso Common Stock (the "Exchange Ratio"). The Parent Merger is subject to certain customary conditions, including, among others, approval by the stockholders of both companies as well as the receipt of applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

            In the event El Paso stockholder approval for the issuance of El Paso Common Stock in the Parent Merger is not obtained, the Merger Agreement provides that, in lieu of the Parent Merger, a newly formed, wholly-owned subsidiary of El Paso ("Merger Sub") would be merged with and into Sonat, with Sonat continuing as the surviving corporation and wholly-owned subsidiary of El Paso (the "Alternative Merger"; as used herein "Merger" shall mean the Parent Merger or the Alternative Merger, as applicable). Under the terms of the Merger Agreement, each share of Sonat Common Stock issued and outstanding at the Effective Time will be exchanged for the following: (1) a fraction of a share of El Paso Common Stock equal to the Common Conversion Number (as defined below); and (2) a fraction of a depositary share representing an interest in a newly issued series of El Paso preferred stock (the "Preferred Stock") having a liquidation preference of $100 (the "Depositary Share") equal to the Depositary Share Conversion Number (as defined below). The Preferred Stock will bear a dividend rate designed to cause the stock to have a trading price after the Effective Time as nearly as equal to the liquidation preference of the Preferred Stock. The Preferred Stock will be redeemable in 21 years and will not be convertible.

            "Common Conversion Number" means (i) the maximum number of shares of El Paso Common Stock that may be issued by El Paso as of the date prior to the closing date of the Merger without obtaining approval of the El Paso stockholders pursuant to the rules and regulations of the New York Stock Exchange (the "NYSE"), less shares then currently required to be reserved for issuance under Sonat stock option plans, divided by (ii) the number of shares of Sonat Common Stock outstanding immediately prior to the Effective Time.

            "Depositary Share Conversion Number" means a fraction (a) the numerator of which is (i) the implied price of a Depositary Share (determined by reference to the average closing price of the El Paso Common Stock on the 10-trading day period immediately preceding the second trading day prior to the Sonat shareholders meeting called to vote on the Merger, which implied price will have a minimum value of $32 and a maximum value of $44.50 per share) multiplied by (ii) a fraction equal to the Exchange Ratio less the Common Conversion Number and (b) the denominator of which is the $100 liquidation preference for a Depositary Share.

            The parties have reserved the right under the Merger Agreement, at the request of El Paso, to substitute the form of business combination contemplated by the Parent Merger with an alternative structure (the "Revised Merger"), pursuant to which Sonat and El Paso will form a new corporation (to be jointly owned by both companies) ("Newco"); provided that the Revised Merger will only be effected if such transaction (i) would reduce the transaction costs associated with the consummation of the Parent Merger, (ii) would not adversely affect Sonat's shareholders and (iii) will not affect El Paso's obligations to effect the Alternative Merger if required by the terms of the Merger Agreement. At the Effective Time, each of Sonat and El Paso will be merged with a newly formed, wholly-owned subsidiaries of Newco, with each of Sonat and El Paso, respectively, continuing as the surviving corporation and a wholly-owned subsidiary of Newco.

            Pursuant to the Merger Agreement, (i) upon consummation of the Parent Merger, (a) the officers of El Paso will be the officers of the surviving corporation and (b) at the Effective Time of the Merger, the Certificate of Incorporation and Bylaws of El Paso, as the surviving corporation, will be amended as provided in the Merger Agreement; or (ii) upon consummation of the Alternative Merger, (a) the officers of Sonat will be the officers of the surviving corporation, (b) the directors of Merger Sub will be the directors of the surviving corporation, (c) each share of Merger Sub common stock will be converted into one share of common stock of the surviving corporation, (d) at the Effective Time of the Merger, the Certificate of Incorporation of the surviving corporation will be amended as provided in the Merger Agreement, (e) the By-laws of Sonat will constitute the by-laws of the surviving corporation and (f) the By-laws of El Paso will be amended as provided in the Merger Agreement.

            The Merger Agreement further provides that the Board of Directors of El Paso immediately after the Effective Time will consist of 15 members, nine of whom will be designated by the Board of Directors of El Paso prior to the Effective Time and six of whom will be designated by the Board of Directors of Sonat. In addition, the El Paso Board (or any nominating committee thereof) will cause Selim K. Zilkha to be nominated for election as a director of the El Paso Board for so long as Selim K. Zilkha and members of his immediate family and trusts therefor own at least 5% of the then outstanding voting securities of El Paso. The Merger Agreement further provides that from the Effective Time until December 31, 2000, Ronald L. Kuehn, Jr. will be the non-executive chairman of El Paso's Board of Directors, to be succeeded, after such date, by William A. Wise.

            Upon consummation of the Merger, the Sonat Common Stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In connection with the execution of the Merger Agreement, Sonat will amend its Rights Agreement, dated as of January 8, 1996, between Sonat and Chemical Mellon Stockholder Services L.L.C., as amended on November 22, 1997 (the "Sonat Rights Agreement"), to make it inapplicable to the Merger Agreement and the transactions contemplated thereby.

            The Merger Agreement may be terminated under certain circumstances described in Article VIII of the Merger Agreement, including if the Merger is not completed prior to March 31, 2000 (the "Termination Date"); provided that the party desiring to terminate the Merger Agreement is not at fault for the Merger failing to have occurred on or before such date. In no event may El Paso terminate the Merger Agreement if El Paso stockholder approval of the share issuance contemplated by the Parent Merger is not obtained. The Merger Agreement further provides for the right of either party to receive a termination fee of $150 million and out-of-pocket expenses not to exceed $10 million in the event the Merger Agreement is terminated under specified circumstances as set forth therein.

            The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

            As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested, and the other party agreed, to grant the requesting party an option to purchase a certain number of shares of the granting party's common stock. Sonat granted to El Paso such an option (the "Sonat Option") pursuant to a Stock Option Agreement, dated as of March 13, 1999 (the "Sonat Stock Option Agreement"), between Sonat, as grantor, and El Paso, as grantee. El Paso granted Sonat the El Paso Option pursuant to the El Paso Stock Option Agreement.

      THE EL PASO STOCK OPTION AGREEMENT

            Pursuant to the El Paso Stock Option Agreement, El Paso granted Sonat the El Paso Option to purchase up to 24,349,638 shares of El Paso Common Stock (as adjusted as set forth therein) (the "Option Shares") at an exercise price of $37.725 per share (as adjusted as set forth therein) (the "Purchase Price").

            In the event of any change in the El Paso Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the El Paso Option, and the Purchase Price therefor, will be appropriately adjusted, and proper provision will be made in the agreements governing such transaction, so that Sonat will receive upon exercise of the El Paso Option the number and class of shares or other securities or property that Sonat would have received in respect of El Paso Common Stock if the El Paso Option had been exercised immediately prior to such event or the record date therefor, as applicable. In the event El Paso enters in to an agreement (i) to consolidate with or merger into any person (other than Sonat or one of its subsidiaries) and El Paso will not be the continuing or surviving corporation in such transaction, (ii) to permit any person (other than Sonat or one of its subsidiaries) to merge or consolidate with El Paso, pursuant to which El Paso will be the surviving corporation, but in connection with such transaction, the shares of El Paso Common Stock will be changed into or exchange for stock or other securities of El Paso or any other person or cash or any other property, or El Paso Common Stock will represent less than 50% of the outstanding voting securities of the merged or consolidated company, or (iii) to sell or transfer all or substantially all of its assets to any person (other than Sonat or any of its subsidiaries), then, in each such case, the agreement governing such transaction will make proper provision so that the El Paso Option will be converted into or exchanged for an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities, cash or property that Sonat would have received in respect of El Paso Common Stock if the El Paso Option had been exercised immediately prior to such consolidation, merger, sale or transfer, or the record date therefor, as applicable. The transactions described in clauses (i) through (iii) above are referred to herein as "El Paso Transactions".

            The El Paso Option is exercisable at any time following the occurrence of any event as a result of which Sonat is entitled to receive a termination fee pursuant to Section 8.2 of the Merger Agreement if the Merger Agreement is being or has been terminated (an "Exercise Event"). The events pursuant to which Sonat is entitled to receive a termination fee under the Merger Agreement include the following:

            (i) a Takeover Proposal (as defined below) has been made for El Paso and (x) the Merger Agreement is then terminated because the Termination Date has passed without consummation of the Parent Merger or the Alternative Merger, as the case may be, and (ii) El Paso consummates an Acquisition Transaction (as defined below) within 12 months of the date of termination of the Merger Agreement; and

            (ii) the Merger Agreement is terminated by Sonat because a Stock Acquisition Date (as defined in the El Paso rights agreement) shall have occurred and the acquiring person would beneficially own 25% or more of the outstanding shares of El Paso Common Stock (assuming all of the rights issued pursuant to the El Paso rights agreement shall have been exercised or exchanged for shares of El Paso Common Stock).

            As used herein, "Takeover Proposal" means, with respect to Sonat or El Paso, any inquiry, proposal or offer from any person relating to (i) any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of Sonat or El Paso, as applicable, and its subsidiaries, taken as a whole, or 25% or more of any class of equity securities of Sonat or El Paso, as applicable, or any of its subsidiaries, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of Sonat or El Paso, as applicable, or any of its subsidiaries, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Sonat or El Paso, as applicable, or any of its subsidiaries that constitutes 25% or more of the net revenues, net income or the assets of Sonat or El Paso, as applicable, and its subsidiaries taken as a whole, in each case other than the transactions contemplated by the Merger Agreement, the Stock Option Agreements and the Voting Agreements. Each of the transactions referred to in clauses (i) - (iii) of the foregoing definition of Takeover Proposal, other than the transactions contemplated by the Merger Agreement or by the Stock Option Agreements and the Voting Agreements is referred to herein as an "Acquisition Transaction."

            The El Paso Option expires upon the earliest to occur of (i) the Effective Time and (ii) nine months after the first occurrence of an Exercise Event.

            Pursuant to a "put" right in the El Paso Stock Option Agreement, Sonat may require El Paso to purchase the El Paso Option (if it has not theretofore been exercised) upon the occurrence of the following: (i) El Paso enters into an agreement (x) pursuant to which all of the El Paso Common Stock will be purchased for cash or (y) with respect to an El Paso Transaction; and
(ii) the El Paso Option is then presently exercisable. If Sonat elects to exercise its "put" right, Sonat shall have the right to receive in exchange for cancellation of the El Paso Option an amount in cash equal to the number of Option Shares multiplied by the excess of (A) the then current price of El Paso Common Stock (as determined in accordance with the El Paso Stock Option Agreement) and (B) the Purchase Price.

            Pursuant to the El Paso Stock Option Agreement, Sonat may require El Paso to register under the Securities Act of 1933, as amended (the "Securities Act"), shares of El Paso Common Stock acquired pursuant to an exercise of the El Paso Option at any time during the period within two years after the date of first exercise of the El Paso Option. Sonat may require up to two such registrations be made effective, such registrations to be on customary terms.

            The El Paso Option limits the aggregate profit that Sonat may receive pursuant to the put right and any sale, pledge or other disposition (including by merger or exchange) of any Option Share (a "Sale"), combined with all amounts paid or payable by El Paso to Sonat pursuant to Section 8.2 of the Merger Agreement, at an amount not to exceed $175 million.

            El Paso agreed that, during the term of the El Paso Option, (i) to maintain sufficient shares of El Paso Common Stock so that the El Paso Option may be fully exercisable without additional authorization of El Paso stockholders, (ii) not to seek to avoid the observance or performance by it of any of its covenants, agreements and conditions under the El Paso Stock Option Agreement, and (iii) not to take any action or omit to take any action that would have the effect of preventing El Paso from delivering the Option Shares to Sonat upon exercises of the El Paso Option or otherwise performing its obligations under the El Paso Stock Option Agreement.

            Sonat has agreed (i) not to sell, transfer or otherwise dispose of the Option, any part thereof or any of its rights under the El Paso Stock Option Agreement to any third party without the prior written consent of El Paso (which consent will not be unreasonably withheld or delayed) and (ii) to offer or sell Option Shares only pursuant to a registration statement under the Securities Act or an exemption therefrom.

            The foregoing description of the El Paso Stock Option Agreement is qualified in its entirety by reference to the El Paso Stock Option Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

      THE SONAT STOCK OPTION AGREEMENT

            Pursuant to the Sonat Stock Option Agreement, Sonat granted El Paso the Sonat Option to purchase up to 21,899,515 shares of Sonat Common Stock (as adjusted as set forth therein) at an exercise price of $27.238 per share (as adjusted as set forth therein). The other provisions of the Sonat Stock Option Agreement substantially correspond to the related provisions of the El Paso Stock Option Agreement, except that the definition of Exercise Event with respect to the Sonat Option incorporates the following additional situations under which El Paso will be entitled to receive a termination fee under the Merger Agreement:

            (i) a Takeover Proposal has been made for El Paso and (x) the Merger Agreement is then terminated because the Sonat shareholders fail to approve the Merger Agreement at a meeting of Sonat shareholders, and (ii) Sonat consummates an Acquisition Transaction within 12 months of the date of termination of the Merger Agreement;

            (ii) the Merger Agreement has been terminated by El Paso because the Sonat Board withdraws, modifies or fails to reaffirm its recommendation for the Merger Agreement and the Merger or the Sonat Board approves or recommends another transaction; and

            (iii) the Merger Agreement is terminated by Sonat to accept a Superior Proposal (as defined in the Merger Agreement) in accordance with the provisions of Section 5.3(b) of the Merger Agreement.

            The foregoing description of the Sonat Stock Option Agreement is qualified in its entirety by reference to the Sonat Stock Option Agreement, a copy of which is filed as an exhibit hereto and is incorporated by reference herein.

      VOTING AGREEMENTS

            In connection with the Merger Agreement, on March 13, 1999, certain members of the Zilkha family and an affiliated entity, who collectively own approximately 23% of the outstanding shares of Sonat Common Stock, and Ronald L. Kuehn, Jr., chairman of the board, president and chief executive officer of Sonat, entered into separate voting agreements with El Paso (the "Zilkha Voting Agreement" and the "Kuehn Voting Agreement", respectively, and together, the "Voting Agreements"), pursuant to which, among other things, they agreed to (i) appear at any meeting of Sonat shareholders called during the term of such agreement or to cause such shareholder's shares of Sonat Common Stock to be present at such meeting for purposes of establishing a quorum, and (ii) vote their shares of Sonat Common Stock in favor of the Merger Agreement and the transactions contemplated thereby. In addition, pursuant to the respective Voting Agreements, the shareholders have granted to El Paso an irrevocable proxy to vote their respective shares of Sonat Common Stock at any meeting of Sonat shareholders as and to the extent provided in clauses (i) and (ii) of the foregoing sentence.

            The Voting Agreements will terminate upon the earliest to occur of
(i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

            Each of the stockholders has agreed, pursuant to their respective Voting Agreements, that while such Voting Agreement is in effect, and except as contemplated therein, (i) not to grant any proxies, powers of attorneys or other voting agreements in respect of their Sonat Common Stock, (ii) not to take any action that would make any representation or warranty of such stockholder contained therein untrue or incorrect or disabling such stockholder from performing his or its obligations under such Voting Agreement, (iii) to promptly notify El Paso of any new shares acquired by such stockholder, if any, after the date of such Voting Agreement and (iv) such stockholder will immediately cease any discussion or negotiations with any parties other than El Paso with respect to a Takeover Proposal and such stockholder will not (x) solicit, initiate or encourage any inquiries or the making of any Takeover Proposal or (y) participate in any discussions or negotiations regarding any Takeover Proposal, except to the extent such discussions or negotiations are participated in by the stockholder in his capacity as a director of Sonat in accordance with the terms of the Merger Agreement.

            In addition, pursuant to the Zilkha Voting Agreement, El Paso has agreed that the rights of such stockholders set forth in the Registration Rights Agreement, dated as of January 30, 1998, by and among Sonat, Selim K. Zilkha, Michael Zilkha and the Selim K. Zilkha Trust shall continue in effect after the Effective Time, and after the Effective Time, Parent shall comply with the obligations of Sonat thereunder as if it were Sonat.

            The foregoing descriptions of the Zilkha Voting Agreement and the Kuehn Voting Agreement are qualified in their entirety by reference to each such Voting Agreement, a copy of each of which are filed as exhibits hereto and are incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

            Neither Sonat nor, to the best knowledge of Sonat, any of the persons listed on Annex I hereto, beneficially owns any shares of El Paso Common Stock other than as set forth herein or as listed on Annex I hereto. Prior to the El Paso Option becoming exercisable and being exercised, Sonat expressly disclaims beneficial ownership of the Option Shares which are purchasable by Sonat upon the El Paso Option becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sonat is the beneficial owner of the shares of El Paso Common Stock subject to the El Paso Option for purposes of Section 13(d) or
Section 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

            (a) Pursuant to the El Paso Option, Sonat has an option to purchase up to 24,349,638 shares of El Paso Common Stock at the Purchase Price, or approximately 19.9% of the currently outstanding El Paso Common Stock before giving effect to the exercise of the El Paso Option and 16.6% of the currently outstanding El Paso Common Stock after giving effect to the exercise of the Option (based upon 122,359,989 shares of El Paso Common Stock outstanding as of the close of business on March 12, 1999, as represented by El Paso in the Merger Agreement). The El Paso Option is not presently exercisable and will become exercisable only in accordance with the conditions set forth in the El Paso Stock Option Agreement.

            (b) Assuming for purposes of this Item 5 that events occurred that would enable Sonat to exercise the El Paso Option and Sonat exercised the El Paso Option, Sonat would have sole voting power and sole dispositive power with respect to the shares of El Paso Common Stock acquired pursuant to the El Paso Option.

            (c) Except as described in Item 4 hereof, no transactions in El Paso Common Stock were effected by Sonat or, to the best knowledge of Sonat, any of the persons listed on Annex I hereto, during the 60-day period preceding March 13, 1999.

            (d) Until the El Paso Option is exercised (if at all), Sonat has no right to receive dividends from, or the proceeds from the sale of, the Option Shares. If the El Paso Option is exercised by Sonat, Sonat would have the sole right to receive dividends on, or (except as limited by the aggregate profit cap) proceeds from the sale of, the Option Shares acquired pursuant thereto.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as set forth in this Schedule 13D, to the best knowledge of Sonat, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Annex I hereto, and between such persons and any person with respect to any securities of El Paso, including but not limited to, transfer or voting of any of the securities of El Paso, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of El Paso.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed as part of this Schedule 13D:

   Exhibit 1 --   Agreement and Plan of Merger, dated as of March 13, 1999,
                  by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 2.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

   Exhibit 2 --   El Paso Stock Option Agreement, dated as of March 13,
                  1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

   Exhibit 3 --   Sonat Stock Option Agreement, dated as of March 13, 1999,
                  by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.2 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

   Exhibit 4 --   Voting Agreement, dated as of March 13, 1999, by and between
                  El Paso Energy Corporation, Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael Zilkha (incorporated by reference to Exhibit 99.3 to Sonat's Current Report on Form
                  8-K, filed with the Securities and Exchange Commission on March 15, 1999).

   Exhibit 5 --   Voting Agreement, dated as of March 13, 1999, by and
                  between El Paso Energy Corporation and Ronald L. Kuehn, Jr.
                  (incorporated by reference to Exhibit 99.4 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

                                  SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  March 23, 1999



                                    SONAT INC.



                                    By: /s/ William A. Smith
                                       -----------------------------------------
                                        Name: William A. Smith
                                        Title: Executive Vice President and
                                               General Counsel

                                   ANNEX I

                DIRECTORS AND EXECUTIVE OFFICERS OF SONAT INC.

            Set forth below are the name and present principal occupation of each director and executive officer of Sonat Inc. as of March 23, 1999. The business address of each such director and executive officer is c/o Sonat Inc., AmSouth-Sonat Tower, Birmingham, Alabama 35203.

DIRECTOR                                         PRINCIPAL OCCUPATION

William O. Bourke                       Retired Chairman of the Board and
                                        Chief Executive Officer, Reynolds
                                        Metals Company, Richmond, Virginia.


Ronald L. Kuehn, Jr.                    Chairman of the Board, President and
                                        Chief Executive Officer of Sonat.


Robert J. Lanigan                       Chairman Emeritus, Owens-Illinois,
                                        Inc., Toledo, Ohio.

Max L. Lukens                           Chairman, President and Chief
                                        Executive Officer, Baker Hughes
                                        Incorporated, Houston, Texas.

Charles Marshall                        Retired Vice Chairman of the Board,
                                        American Telephone and Telegraph
                                        Company, New York, New York.

Dr. Benjamin F. Payton                  President, Tuskegee University,
                                        Tuskegee, Alabama.

John J. Phelan, Jr.                     Retired Chairman of the Board and
                                        Chief Executive Officer, New York
                                        Stock Exchange, New York, New York.

Jerome J. Richardson                    Owner/Founder, NFL Carolina Panthers,
                                        Charlotte, North Carolina.

Adrian M. Tocklin                       President and Chief Executive Officer,
                                        Tocklin & Associates, Inc., Chicago,
                                        Illinois.

James B. Williams                       Chairman of the Executive Committee,
                                        SunTrust Banks, Inc., Atlanta, Georgia.

Joe B. Wyatt                            Chancellor, Vanderbilt University,
                                        Nashville, Tennessee.

Michael S. Zilkha                       Former Executive Vice President,
                                        Zilkha Energy Company, Houston, Texas.

Selim K. Zilkha                         Former Sole Director and Chief
                                        Executive Officer, Zilkha Energy
                                        Company, Houston, Texas.



EXECUTIVE OFFICERS (OTHER THAN                 PRINCIPAL OCCUPATION
EXECUTIVE OFFICERS WHO ARE ALSO                --------------------
DIRECTORS):
-------------------------------

James A. Rubright                       Executive Vice President.

William A. Smith                        Executive  Vice  President  and General
                                        Counsel.

Richard B. Bates                        Senior Vice President - Marketing.

John B. Holmes, Jr.                     Senior Vice President; President -
                                        Sonat Exploration.

James E. Moylan, Jr.                    Senior Vice President and Chief
                                        Financial Officer.

Thomas W. Barker, Jr.                   Vice President - Finance.

Beverly T. Krannich                     Vice President - Human Resources and
                                        Secretary.
John M. Musgrave                        Vice President - Planning and Treasurer

                                EXHIBIT INDEX


   Exhibit 1 --   Agreement and Plan of Merger, dated as of March 13, 1999,
                  by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 2.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

   Exhibit 2 --   El Paso Stock Option Agreement, dated as of March 13,
                  1999, by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.1 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

   Exhibit 3 --   Sonat Stock Option Agreement, dated as of March 13, 1999,
                  by and between Sonat Inc. and El Paso Energy Corporation
                  (incorporated by reference to Exhibit 99.2 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).

   Exhibit 4 --   Voting Agreement, dated as of March 13, 1999, by and between
                  El Paso Energy Corporation, Selim K. Zilkha, in his individual capacity and in his capacity as trustee of the Selim K. Zilkha Trust, and Michael Zilkha (incorporated by reference to Exhibit 99.3 to Sonat's Current Report on Form
                  8-K, filed with the Securities and Exchange Commission on March 15, 1999).

   Exhibit 5 --   Voting Agreement, dated as of March 13, 1999, by and
                  between El Paso Energy Corporation and Ronald L. Kuehn, Jr.
                  (incorporated by reference to Exhibit 99.4 to Sonat's Current
                  Report on Form 8-K, filed with the Securities and Exchange
                  Commission on March 15, 1999).